UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of, August 2014

Commission File Number: 001-14534

Precision Drilling Corporation
(Exact name of registrant as specified in its charter)

800, 525 - 8 Avenue S.W.
Calgary, Alberta
Canada T2P 1G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     _______                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 19, 2014                                                    PRECISION DRILLING CORPORATION

By: /s/Joanne Alexander
Name:     Joanne Alexander
Title:       Senior Vice President, General Counsel and
Corporate Secretary

Exhibit                                DESCRIPTION

99.1	PRECISION DRILLING CORPORATION TO PARTICIPATE IN THE 2014 BARCLAYS CEO ENERGY-POWER CONFERENCE IN NEW YORK, NEW YORK